Exhibit (12)(b)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
(In thousands)	2004		2003	2002
Pretax income from continuing operations	$378,075		353,773	248,622
Fixed charges, excluding preferred stock dividends and capitalized interest	6,858		6,460	10,546

Earnings (A)	$384,933		360,233	259,168

Interest	$6,858		6,460	10,546
One-third of rents	—		—	—
Preferred stock dividends	185,357		171,937	18,350
Capitalized interest	—		—	—

Fixed charges (B)	$192,215		178,397	28,896

Consolidated ratios of earnings to fixed charges (A)/(B)	2.00	x	2.02	8.97

Since the amount of fixed charges for the year ended December 31, 2001, are not material, the related consolidated ratios to fixed charges and preferred stock dividends are not meaningful, and therefore have been omitted from this Exhibit.